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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            VERTEX INTERACTIVE, INC.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.005 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  925322 10 9
                                   -----------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                            Tel. No.: (212) 977-6900

                                 With a copy to:
                              Robin L. Spear, Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                            TEL. NO.: (212) 858-1000
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 11, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

================================================================================
CUSIP NO. 925322 10 9

----- --------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           THE CLARK ESTATES, INC.
           13-5524538
----- --------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                        (b) |X|
----- --------------------------------------------------------------------------
   3  SEC USE ONLY
----- --------------------------------------------------------------------------
   4  SOURCE OF FUNDS
           OO
----- --------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2
      (d) OR 2(e                           )                                |_|
----- --------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF SHARES         7  SOLE VOTING POWER
        BENEFICIALLY
                                        1,855,978* (SEE ITEM 5.)
                             ---- ----------------------------------------------
  OWNED BY EACH REPORTING      8  SHARED VOTING POWER
        PERSON WITH
                                        0
                             ---- ----------------------------------------------
                               9  SOLE DISPOSITIVE POWER

                                        1,855,978* (SEE ITEM 5.)
                             ---- ----------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                              0
----- --------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,855,978* (SEE ITEM 5.)
----- --------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      |_|
----- --------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.4% (SEE ITEM 5.)
----- --------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           CO
===== ==========================================================================

*  Excludes Additional Shares (as herinafter defined).  (See Item 5.)


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                                  SCHEDULE 13D



Item 1.  SECURITY AND ISSUER.

         This Statement relates to shares of Common Stock, par value $.005 per share (the "Common Stock"), of Vertex Interactive, Inc., a New Jersey corporation (the "Issuer"). The address of the Issuer's principal executive offices is 23 Carol Street, Clifton, NJ 07014.

Item 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This statement is being filed by The Clark Estates, Inc. (the "Reporting Person"), a New York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York 10020.
         The Reporting Person is principally engaged in the business of providing management and administrative services for certain institutional, corporate, partnership, individual and trust accounts affiliated with the Clark family.

         Schedule I sets forth the information required by Items 2(a)-(c) and 2(f) of Schedule 13D for each executive officer and director of the Reporting Person.

         (d) Neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 11, 2001, Federal Partners, L.P. ("Federal Partners") purchased from the Issuer pursuant to a Subscription Agreement dated as of April 3, 2001 (the "Subscription Agreement") 1,043,478 shares of the Common Stock (the "Shares") for a purchase price of $1,499,999.63. Federal Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Federal Partners. The purchase price for the Shares was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

         Federal Partners had previously purchased in private transactions 812,500 shares of the Common Stock. The purchase price for such shares was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

Item 4.  PURPOSE OF TRANSACTION.

         The purpose of the purchase of the Shares was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of the Common Stock in open market transactions for investment purposes. Any decision of the Reporting Person either to purchase additional shares of the Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

         Stephen M. Duff, an employee of the Reporting Person, is a member of the Board of Directors of the Issuer. (As a director, Mr. Duff has been granted options to purchase 30,000



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shares of the Common Stock, 15,000 of which are vested. Such shares have not been included in the number of shares beneficially owned by the Reporting
Person.)

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to a Registration Rights Agreement dated as of April 3, 2001 (the "Registration Rights Agreement"), an additional 104,348 shares of the Common Stock (the "Additional Shares") will be issued to Federal Partners if a registration statement has not been filed prior to May 18, 2001 covering the offering and sale of the Shares by Federal Partners in privately negotiated transactions, "broker's transactions" or in transactions directly with a "market maker," as such terms are defined in paragraphs (f) and (g) of Rule 144 under the Securities Act of 1933. The number of Additional Shares is subject to anti-dilution adjustments.

         The 1,855,978 shares of Common Stock, which excludes the Additional Shares, held by Federal Partners, constitute approximately 5.4% of the outstanding shares of the Common Stock (based upon an aggregate of 34,195,999 outstanding shares of the Common Stock, consisting of 31,412,095 outstanding shares of the Common Stock as of March 29, 2001 as disclosed in the Subscription Agreement and an additional 2,783,904 shares of the Common Stock issued in connection with private placements made by the Issuer since March 29, 2001 of which the Reporting Person is aware, including the issuance of the Shares pursuant to the Subscription Agreement).

         (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of the shares of the Common Stock referred to above.

         (c) Neither the Reporting Person, nor any of the accounts referred to above, nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.




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         (d) The accounts referred to in Item 3 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Subscription Agreement and the Registration Rights Agreement, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The Issuer granted shelf and piggyback resale registration rights to Federal Partners with respect to the Shares and the Additional Shares pursuant to the Registration Rights Agreement.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2001


                                               THE CLARK ESTATES, INC.


                                               By:  S/  KEVIN S. MOORE
                                                   -----------------------
                                                    Name:   Kevin S. Moore
                                                    Title:  President






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                                                                     SCHEDULE I

                       Directors and Executive Officers of
                             THE CLARK ESTATES, INC.
                       --------------------------------

                                              Principal Occupation, and
                                              Name, Principal Business and
                   Name                       Address of Employer
                   ----                       -----------------------------

Jane Forbes Clark                             Chairman and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Kevin S. Moore                                President and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Anne L. Peretz                                Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Eric L. Straus                                Senior Vice President and Director
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

Marshall F. Wallach                           Director, The Clark Estates, Inc.
                                              President
                                              The Wallach Corporation
                                              Investment Banking
                                              1401 17th Street
                                              Suite 750
                                              Denver, CO 80202


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Richard C. Vanison                            Vice President and Treasurer
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020

William T. Burdick                            Secretary
                                              The Clark Estates, Inc.
                                              Management Services
                                              One Rockefeller Plaza
                                              Thirty-First Floor
                                              New York, NY 10020



All of the executive officers and directors of The Clark Estates, Inc. are United States citizens.



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